UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65402/September 27, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14462

IN THE MATTER OF	:	
	:	
MAXICARE HEALTH PLANS, INC.,	:	ORDER MAKING
METROCONNECT, INC.,	:	FINDINGS AND REVOKING
MICROISLET, INC.,	:	REGISTRATION BY DEFAULT
MOBICOM CORP.,	:	AS TO ONE RESPONDENT
MTI TECHNOLOGY CORP., and	:	
NORTH AMERICAN SCIENTIFIC, INC.	:	
	:	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 13, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondent Maxicare Health Plans, Inc. (Maxicare),[1] was served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), on August 25, 2011. Respondent's Answer was due September 8, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). To date, Respondent has not filed an Answer with the Office of the Secretary. A telephonic prehearing conference was held on September 19, 2011, in which Maxicare did not participate.

Maxicare is in default for failing to file an Answer to the OIP, appear at the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Maxicare (CIK No. 722573) is a void Delaware corporation located in La Mirada, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Maxicare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006,

---

[1] Respondents MetroConnect, Inc., Microislet, Inc., Mobicom Corp., and North American Scientific, Inc., have been defaulted. See Maxicare Health Plans, Inc., Exchange Act Release No. 65193 (August 25, 2011). MTI Technology Corp. is currently negotiating a settlement with the Division.

which reported a net loss of $639,000 for the prior nine months. On March 15, 1989, Maxicare filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Central District of California, and the case was terminated on January 30, 1998. As of July 8, 2011, the company's stock (symbol "MAXI") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondent failed to heed at least one delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letter.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondent.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Maxicare Health Plans, Inc., are hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge